

January 15, 2014

<u>Via E-mail</u>
Mr. Michael Soursos
Chief Executive Officer and Chief Financial Officer
Amazonica Corp.
187 E. Warm Springs Rd., Suite B160
Las Vegas, NV 89119

> **Re: Amazonica Corp.**
> **Form 10-K**
> **Filed August 13, 2013**
> **File No. 333-174304**

Dear Mr. Soursos:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2013

Independent Auditor Report on Financial Statements, page 9

1. Please amend your Form 10-K, as well as the Form 8-K filed on October 30, 2013, to include a report from your independent registered public accountant that opines on your: i) balance sheets as of April 30, 2013 and April 30, 2012; and ii) statements of operations, stockholders' equity and cash flows for the periods then ended, in addition to the period from June 2, 2010 (inception) to April 30, 2013. Please refer to AU Section 508 for guidance. In your amended Form 10-K, please consider the implications of a missing audit report on your evaluation of disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3246, or Craig Slivka, Special Counsel, at (202) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief